SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 27, 2012

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Issued by:
BHP Billiton Plc

Date:
21 March 2012

To:
London Stock Exchange

cc:
JSE Limited
New York Stock Exchange

For Release:
Immediately

Contact:
Elizabeth Hobley 44 (0) 20 7802 4054

BHP Billiton Plc – Director Declaration

In accordance with UK Listing Rule 9.6.14(2), BHP Billiton Plc confirms that ARM Holdings plc (ARM Holdings) announced today that Sir John Buchanan will be appointed to the Board of ARM Holdings on 3 May 2012 and will take over as its Chairman immediately following the AGM on that date.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office- 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel 61 1300 55 4757 Fax 61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office- Neathouse Place
London SW1V 1BH United Kingdom
Tel 44 20 7802 4000 Fax 44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : March 27, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary